UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Eleanor Ann Crosthwaite

12th Floor, The Grande Building

398 Kwun Tong Road

Kowloon, Hong Kong

(852) 97743970

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

August 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Sino Bright Enterprises Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Grosvenor Fair Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Barrican Investments Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) McVitie Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Airwave Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) The Ho Family Trust Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Ho Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Accolade (PTC) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Christopher Ho Wing On
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER None
		8	SHARED VOTING POWER 15,243,283 shares of Common Stock
		9	SOLE DISPOSITIVE POWER None
		10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2016 (the “Initial Statement,” and together with Amendment No. 1, the “Statement”) by the Reporting Persons with respect to the common stock, par value $0.01 per share (the “Emerson Shares”), of Emerson Radio Corp. (“Emerson”). Emerson’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Initial Statement, unless otherwise defined herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On August 25, 2017, Sino Bright entered into a non-binding letter of intent (the “Letter of Intent”) with Wealth Warrior Global Limited (the “Potential Purchaser”) in relation to a potential sale (the “Sale Transaction”) by Sino Bright of 3,616,495,378 shares of Grande Holdings to the Potential Purchaser, representing approximately 65.85% of Grande Holdings’ total issued shares as of August 28, 2017. Pursuant to the Letter of Intent, Sino Bright and the Potential Purchaser shall use their best efforts to enter into a definitive agreement relating to the Sale Transaction described above as soon as practicable, and in any event within 90 days from the date of the Letter of Intent. The Sale Transaction, if consummated, would lead to a change in control of Grande Holdings. As of the date of the Letter of Intent, Sino Bright beneficially owned approximately 66.27% of Grande Holdings and THFTL indirectly owned approximately 73.65% of Grande Holdings. After giving effect to the Sale Transaction, the Potential Purchaser, together with its affiliates, would beneficially own 73.85% of Grande Holdings and become its controlling shareholder, and THFTL would indirectly own 7.8% of Grande Holdings through Sino Bright, Grosvenor and Airwave. Accolade is the trustee of THFTL. The consummation of the Sale Transaction would also result in a change in control of Emerson. Grande Holdings may be deemed to beneficially own the Emerson Shares, which represent 61.6% of the common stock of Emerson outstanding as of August 31, 2017. After giving effect to the Sale Transaction, THFTL would no longer beneficially control the voting and disposition of the Emerson Shares beneficially owned by Grande Holdings.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a) Each of the Reporting Persons may be deemed to own beneficially 61.6% of the Shares of Emerson, which percentage is calculated based upon 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to Emerson’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to Emerson’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by Emerson on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017. Each of the Reporting Persons disclaims beneficial ownership of the Emerson Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The descriptions in Item 4 of this Amendment No. 1 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of this Statement is hereby supplemented by adding the following exhibit:

Exhibit 3: Announcement by The Grande Holdings Limited, dated August 29, 2017.**

**	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MR. CHRISTOPHER HO WING ON

Dated: September 21, 2017	/s/ Christopher Ho

ACCOLADE (PTC) INC.

Dated: September 21, 2017	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

HO FAMILY TRUST
By: Accolade (PTC) Inc., its Trustee

Dated: September 21, 2017	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

THE HO FAMILY TRUST LIMITED
By: Accolade (PTC) Inc., its Director

Dated: September 21, 2017	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

AIRWAVE CAPITAL LIMITED
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: September 21, 2017	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

BARRICAN INVESTMENTS CORPORATION
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: September 21, 2017	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

MCVITIE CAPITAL LIMITED
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: September 21, 2017	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

GROSVENOR FAIR LIMITED
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: September 21, 2017	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director

SINO BRIGHT ENTERPRISES CO., LTD.
By: The Ho Family Trust Limited, its Director
By: Accolade (PTC) Inc., its Director

Dated: September 21, 2017	By:	/s/ Eleanor Crosthwaite
	Name:	Eleanor Crosthwaite
	Title:	Director